     FILED PURSUANT TO RULE 424(b)(3) OF THE SECURITIES ACT OF 1933, AS AMENDED.
                                                      REGISTRATION NO. 333-59498


                                   PROSPECTUS

                                 NET4MUSIC INC.

                        4,321,710 SHARES OF COMMON STOCK

                           4,075,657 PURCHASE RIGHTS

         This prospectus relates to the offer and sale of: (i) up to 4,075,657 derivative securities (i.e., purchase rights) by certain selling security holders; (ii) up to 4,075,657 shares of Net4Music Inc. common stock that may be offered and sold from time to time by Net4Music Inc. upon the exercise of the foregoing derivative securities; and (iv) up to 246,053 shares of Net4Music Inc.
common stock by persons who are currently shareholders of Net4Music Inc., including by pledgees, donees, transferees, or other successors in interest that receive such outstanding securities as a gift, distribution, or other non-sale related transfer. The selling shareholders may offer their securities from time to time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the selling shareholders. We will not receive any proceeds from the sale of securities by the selling shareholders.
See "Plan of Distribution."

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NMUS." The closing sale price on October 24, 2001, as reflected on the Nasdaq SmallCap Market, was $0.37 per share.

                           --------------------------

                FOR INFORMATION CONCERNING CERTAIN RISKS RELATING
                   TO AN INVESTMENT IN NET4MUSIC COMMON STOCK
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           --------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this prospectus is October 25, 2001

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                                TABLE OF CONTENTS

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
ABOUT NET4MUSIC...............................................................3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................6

RISK FACTORS..................................................................7

PURCHASE RIGHTS OFFERED BY SELLING SHAREHOLDERS..............................12

SHARES OFFERED BY NET4MUSIC..................................................14

SHARES OFFERED BY SELLING SHAREHOLDERS.......................................14

USE OF PROCEEDS..............................................................15

PLAN OF DISTRIBUTION.........................................................15

SECURITIES AND EXCHANGE COMMISSION POSITION..................................16

EXPERTS......................................................................17

WHERE YOU CAN FIND MORE INFORMATION..........................................17


                                 ABOUT NET4MUSIC

GENERAL

        Net4Music Inc., a Minnesota corporation ("Net4Music" or the "Company"), provides products to music educators, music makers and the music publishing industry that enhance the processes of composing, distributing, teaching, learning and playing music. Net4Music provides the technologies, products and services to optimize the entire music maker supply chain. Net4Music believes it is uniquely positioned to provide a range of independent yet complementary products to the music industry in such areas as digital music rights and rights management technologies, music notation software, accompaniments and education software and content. Net4Music is currently an international company with a comprehensive set of rights to compositions, software and other technologies and content, all of which Net4Music anticipates managing in such a way as to significantly change the supply chain of creating, publishing, distributing, teaching, learning and performing music.

TRANSACTION WITH NET4MUSIC S.A.

        Net4Music, formerly known as Coda Music Technology, Inc., changed its name in October 2000 in connection with a transaction that resulted in the combination of Net4Music's business with that of Net4Music S.A., a French company. As a result of the transaction, Net4Music S.A. is now a majority-owned subsidiary of Net4Music. Net4Music S.A. believes it is pioneering a revolutionary approach to the publication, promotion, and distribution of sheet music by providing digital distribution of the world's largest catalogue of titles and offering associated services. Net4Music S.A. currently receives revenues by selling via its website sheet music from the Net4Music.com database both to consumers and to businesses, by providing online services to musicians and from various operating alliances with other Internet websites. Net4Music S.A.'s core business is focused on marketing quality digital sheet music. In this regard, Net4Music S.A.'s strategy has allowed it to rapidly become a competitive Internet-oriented company in the sheet music industry. Building upon this core competency, Net4Music S.A.'s ultimate corporate mission is to become a leading provider of a wide array of Internet-based products and services enabling music publishers to adapt to the changes in the music industry.

        The traditional structure of the music industry consists of multiple segments, including production studios, publishers, distributors and labels. The role of publishers is to promote the artists they represent and collect revenues related to: (i) the sale of sheet music, (ii) the collection of performance rights royalties, which they can obtain from collecting organizations such as BMI in the USA and SACEM in France, (iii) the collection of mechanical rights royalties, which they receive from labels when the labels distribute a CD and
(iv) the collection of synchronization rights royalties which are paid mostly by advertising and multi-media agencies as well as film companies. Prior to the October 2000 transaction, Net4Music S.A. identified the sheet music segment of the publishing industry as an inefficient market where significant benefits will result from the use of the Internet to reshape the traditional industry publishing and distribution chain. In addition to focusing on correcting this perceived weakness, an important part of Net4Music's combined business after the October 2000 transaction will be to further use the sheet music Internet market segment as a platform to develop online publishing services so that music makers can directly publish and distribute their music. Net4Music S.A. ultimately wants to create a community where any artist can publish, promote and distribute music in real time to an audience of millions.

        Net4Music believes that the transaction with Net4Music S.A. furthered its strategic goal to grow and diversify its business. The Net4Music board of directors endorsed the transaction with Net4Music S.A. after considering the following factors, among others:

        o Net4Music S.A.'s ability to further Net4Music's strategic goal to grow and diversify its operations, particularly with respect to its Internet business.

        o The benefits and costs of Net4Music S.A.'s product and technology development efforts.

        o Net4Music S.A.'s business, operations, earnings and financial condition, including its licensing relationships with music publishers, technological capabilities, capital levels and asset quality, on both an historical and prospective basis; (b) the operating philosophy, competence, experience and integrity of Net4Music S.A. and its management and (c) its market share and growth prospects.

        o Net4Music S.A.'s access to capital resources as compared to Net4Music's access.

        o The perceived synergy between Net4Music S.A.'s product offerings and Net4Music's product offerings, including the perceived ability to create improve the quality and scope of the companies' respective product offerings by integrating various aspects of each others products and services and the ability for Net4Music to leverage Net4Music S.A.'s Internet operations.

THE COMBINED COMPANIES

        Prior to its acquisition of Net4Music S.A., Net4Music was itself an established company providing a wide range of products including music notation software, accompaniments and education software and content that enhance the music making experience and make learning music more fun and interactive. Net4Music believes its acquisition of Net4Music S.A. will help it build upon its established competitive position by improving and diversifying its product offerings and improving the content offered in its software and education products, improving its Internet technology, creating strategic relationships with major music publishers, expanding its customer base and increasing the efficiency of its marketing efforts by improving cross-marketing efforts for related and complementary products. Net4Music believes that it is uniquely positioned to provide a range of independent yet complementary products as a result of its acquisition of Net4Music S.A. Net4Music's goal is to help musicians make music and to establish new standards in the music industry for musicians, including music publishing, education, distribution and performance.

        Net4Music provides products that enhance the processes of composing, distributing, teaching, learning and playing music. Net4Music is combining music rights and technologies to create compelling online music making and music education products that will be as useful and instructive as they are fun and entertaining. These related product offerings will be marketed under the name SmartMusic(R). SmartMusic is a Net4Music brand that refers to:

        o Sheet music that is smart because you can customize it to have the key and solo instrument you want and then have it delivered electronically to your home.

        o Accompaniments that are smart because they listen to you sing or play and follow your spontaneous tempo changes.

        o Music practice tools that are smart because they make your practicing productive and fun!

        o Music lessons that are smart because they hear what you do wrong and can teach you how to do it right.

Customers benefit both from the value of each product and from the integration between them. Net4Music's goals are to help musicians compose music and to establish new standards in the music industry for musicians, including music publishing, education, distribution and performance.

        Sheet Music That Is Smart. In 2001, SmartMusic(R) Viewer(TM) will offer digital sheet music that makes published music readily accessible and more valuable to the customer. This is because SmartMusic Viewer sheet music is developed with Net4Music's proprietary Finale(R) music notation technology, the music publishing industry standard. Once in the Finale file format, sheet music can be archived on servers and delivered electronically to customers at home or school via new channels of distribution and delivery systems. Customers can then view and hear the music and even customize it to match their instrument and preferred key.

        Accompaniments That Are Smart. SmartMusic will also provide customers with accompaniment to their sheet music. SmartMusic offers Intelligent Accompaniment(R) that listens to you sing or play through a microphone and follows your spontaneous tempo changes. Intelligent Accompaniment allows you to make music your way, to express yourself and project your personality into the music. Only SmartMusic offers this patented Intelligent Accompaniment that has won the support of Wynton Marsalis, James Galway and other leading musicians who have demonstrated it at major conferences for musicians and music teachers.

        Music Practice Tools That Are Smart. Intelligent Accompaniment is just one of the key features of SmartMusic, a complete music practice system. SmartMusic provides a tuner, metronome and vocal warm-ups. Musicians can transpose the accompaniments, put difficult passages into practice loops and listen to how their solo line is correctly played.

        At the heart of SmartMusic is a growing library of accompaniments for over 5,000 titles and 50,000 skill development exercises. These range in difficulty from beginner to hobbyist to professional and include genres such as classical, jazz, music theater, pop, rock, spiritual, patriotic and educational. The accompaniments, created by expert musicians, are great fun to play with and take advantage of the Intelligent Accompaniment technology. They provide the musical environment in which music makers can improve their skills most rapidly while having fun.

        Net4Music Inc.'s principal offices are located at 6210 Bury Drive, Eden Prairie, Minnesota 55346 and its telephone number is (952) 937-9611.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain statements that are not historical fact and constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast," and similar words or expressions. Net4Music's forward-looking statements generally relate to its growth strategy, financial results, product development, sales efforts and results of its integration efforts with regard to recent acquisitions. These forward-looking statements involve known and unknown risks, uncertainties and other factors based upon Net4Music's estimates and expectations concerning future events that may cause Net4Music's actual results to be materially different from historical results or from any results expressed or implied by these forward-looking statements. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

        Net4Music wishes to caution investors that the important factors listed under "Risk Factors", among others, in some cases have affected and in the future could affect its actual operations and cause such operations to differ materially from those anticipated in forward-looking statements made in this document and elsewhere by or on behalf of Net4Music. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

                                  RISK FACTORS

        In addition to the other information in this Prospectus, before purchasing any of the Securities you should carefully consider the following risk factors in your evaluation of Net4Music and its business.

WE WILL NEED ADDITIONAL CAPITAL IN ORDER TO CONTINUE TO DEVELOP AND IMPROVE OUR PRODUCTS, TO CONTINUE TO DEVELOP OUR INTERNET PRODUCT OFFERINGS AND FOR SALES AND MARKETING EFFORTS.

        In order to continue to pursue our goal of becoming a leading music product company capable of establishing new standards in the music industry for musicians, including music publishing, education, distribution and performance, we will need to continue to improve product offerings, Internet resources and content and sales and marketing efforts thereto. These development and promotional efforts will require additional capital in the future. We believe we have capital, or access to capital, sufficient to meet our needs through the first quarter of 2002. Additional capital may be needed sooner if there is a significant change in our business plan or operating results. There is no assurance that additional capital will be available on terms favorable to us or at all.

OUR ABILITY TO MAINTAIN AND IMPROVE UPON OUR COMPETITIVE POSITION, AND OUR ABILITY TO FULLY REALIZE THE COMPETITIVE BENEFITS OF OUR ACQUISITION OF NET4MUSIC S.A., IS DEPENDENT UPON OUR NEW PRODUCT DEVELOPMENT EFFORTS.

        Additional development work is required to increase the breadth of our Internet business and our repertoire for SmartMusic Studio products. There can be no assurance that our timetable for any of these development plans will be achieved, that sufficient development resources will be available or that development efforts will be successful.

OUR ABILITY TO INCREASE OUR REVENUES IS DEPENDENT ON THE DEVELOPMENT OF OUR INTERNET BUSINESS.

        The market penetration for Net4Music's products is, too a large extent, closely linked to intensive use of the Internet. Particularly, we believe our ability to increase our revenues is substantially related to our ability to increase ongoing accompaniment sales through the Internet. As a result, our success depends on continued growth in Internet use. A number of uncertainties related to the Internet exist. If the Internet develops more slowly than projected or we experience problems developing and maintaining our Internet operations, our sales, operating results and financial condition could be adversely affected.

OUR PRODUCT OFFERINGS ARE SUBSTANTIALLY DEPENDENT UPON LICENSE AGREEMENTS WITH A LIMITED NUMBER OF MUSIC PUBLISHERS.

        The world market for sheet music publishers is highly concentrated among a limited number of major publishers. Our contracts with several major publishers are not all exclusive, which means that similar agreements may be made with our competitors or that the publishers themselves may sell the same titles. We have also entered into license agreements with leading music publishers that provide access to certain musical titles for accompaniment development. While we believe that our relationships with publishers are good, and while we have not had any material disputes with such publishers that we have not been able to resolve satisfactorily in the ordinary course of business, there can be no assurance that we will be able to expand or maintain these relationships. The lack of a sufficient number and variety of musical arrangements would greatly limit our ability to market our Internet products and services and our SmartMusic products. However, sales of sheet music as separate, individual products (i.e., independent of our SmartMusic products) are not currently a significant source of revenue for us.

CERTAIN OF OUR PRODUCTS HAVE LIMITED AND FLUCTUATING SALES.

        We have only recently begun sales of sheet music on the Internet and SmartMusic Studio products have achieved only limited sales since their introduction. There can be no assurance that Internet or SmartMusic Studio product sales will achieve significantly higher levels. Further, Internet sales have fluctuated as have sales of Finale products, which are historically higher following the release of product upgrades. We believe that results of operations may fluctuate as a result of, among other things, the purchasing cycle of the education market and the timing of releases of new products and product upgrades.

THE RATE OF CONVERSION OF VISITS TO OUR WEBSITE INTO ORDERS FOR SHEET MUSIC OR MIDI FILES REMAINS LOW, AND THE DIFFERENCE BETWEEN THE TWO GROWTH CURVES CONTINUES TO INCREASE.

        The average number of daily visits to our website (i.e., the number of times a day people connect to our website) is at present approximately 8,000, resulting in approximately 80 orders for goods. The number of visits to our web-site has increased by 800% over the last five months, whereas the number of orders for goods has increased by only 600% over the same period. Should this trend continue in the medium term, our sales forecasts will need to be reduced and an adjustment made to the estimated gross sales.

WE HAVE INCURRED OPERATING LOSSES IN THE PAST AND EXPECT SUCH LOSSES TO
CONTINUE.

        We have incurred operating losses since our inception, and will continue to incur such losses in the future. In order to continue to develop our business and planned product and service offerings, the Company will be required to devote additional amounts of capital to its development and marketing efforts, among others things. There can be no assurance that the Company will ever be able to operate profitably or provide an economic return to the investors.

WE MAY FACE INTENSE COMPETITION IN SIGNIFICANT ASPECTS OF OUR BUSINESS, INCLUDING THE DEVELOPMENT OF OUR INTERNET-BASED BUSINESSES.

        Competition in the digital sheet music distribution is strong and may increase, particularly if large traditional music distributors and publishers decide to become Internet providers of digital sheet music. Our current competitors include Sunhawk, Sheet Music Direct and Music Notes. Certain of these competitors have access to greater capital resources than us. However, Net4Music believes that it has established a variety of competitive advantages that differentiate itself from competitors in the digital sheet music market segment. These advantages include, among others: technologies for encrypting and managing the rights to digital content under a standard format developed by Net4Music; a digital production process designed to create a large digital sheet music catalog; a method of digital distribution which has been adopted by major international publishers (Net4Music has developed a plug-in that enables a fast and secure download); a fully operational, multi-lingual and multi-currency website; and a community of musicians through its website's directory and editorial content features. Sales of digital sheet music do not currently contribute materially to our revenues.

        Competition for the SmartMusic Studio products is currently limited. Net4Music knows of no other musical accompaniment product for band instruments and vocalists that responds to the musician with the exception of In Concert(TM) by Cakewalk, which is an interactive product for MIDI keyboards.

Net4Music expects that SmartMusic products will also compete with conventional music accompaniment products by Music Minus One by MMO Music Group, Inc. and MTS 120 by Roland Corporation. These products offer students the ability to play along with prerecorded songs. They differ from the SmartMusic Studio product in that they do not automatically adjust in real-time to the musician's changes in tempo. Net4Music believes its SmartMusic system is unique because this product listens to wind instruments and voice. In addition, Net4Music sells accompaniments, while competitors sell only the applications. However, there can be no assurance that competitors will not enter the market with new or advanced products that compete favorably against the Company's products.

        Our ability to continue to compete effectively will be substantially dependent upon our ability to continue to improve our product offerings and Internet resources. If such improvements and developments efforts do not materialize as intended, we may lose our ability to differentiate our products from those of our competitors. Increasing competition in the music software market could cause prices to fall and the volume of transactions to decline, either of which could adversely affect our business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT OUR ABILITY TO FULLY DEVELOP AND UTILIZE THE INTERNET AS A MARKETING AND DISTRIBUTION MEDIUM.

        We operate in an industry greatly affected by technological changes. While we are not currently aware of any significant technological changes, and do not currently anticipate any significant changes, that may affect our current technology base, continued advancements in computer software, hardware and network designs and formats may impact our ability to effectively maintain our Internet-based sales efforts in a workable and user-friendly format. For example, many of the PDFs (portable document files) in our database may not be usable without modification if an incompatible format is adopted. While the PDF format is currently the generally accepted format for transmitting files via the Internet, there can be no assurance that such format will remain the generally accepted standard. Additionally, we could also face market share losses depending on the growth of the use of alternative technologies that transcribe MIDI files into sheet music. Finally, the proprietary technology we license for use in securing transactions (secure music distribution engine) with end users will be effective for only a limited period by reason of technological change. We must, therefore, devote new resources to improve or modify this security system, which is a critical aspect of our ability to establish and maintain relationships with music publishers. While we currently believe that we have sufficient development and technical personnel to address technological changes, if any, that may affect our business, there can be no assurance that we will be able to retain such personnel or that such technological changes will not prove too much for us to overcome in a cost-effective manner.

ADDITIONAL GOVERNMENT REGULATION OF THE INTERNET MAY IMPAIR OUR ABILITY TO FULLY DEVELOP AND UTILIZE THE INTERNET AS A MARKETING AND DISTRIBUTION MEDIUM.

        We are subject to the same foreign, federal, state and local laws as other companies conducting business on the Internet. Today, there are relatively few enacted laws specifically directed towards online services, and their impact does not materially affect the nature of our Internet operations. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws was adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts and their applicability and scope are, therefore, uncertain.

        Due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at the state and federal levels (both in the U.S. and abroad). It is possible that new laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has settled several proceedings regarding the manner in which personal information is collected from users and provided to third parties. Specific statutes intended to protect user privacy have been passed in many non-U.S. jurisdictions.

        In addition, because our services are accessible worldwide, foreign jurisdictions may claim that we are required to comply with their laws. For example, a French court has recently ruled that a U.S. website must comply with French laws regarding content. As we have expanded our international activities, we have become obligated to comply with the laws of the countries in which we operate. Laws regulating Internet companies outside of the U.S. may be less favorable then those in the U.S., giving greater rights to consumers, content owners and users.

        Changes to existing laws or the passage of new laws affecting the Internet could directly affect the way we do business or could create uncertainty on the Internet. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business. Our failure to comply with domestic or foreign laws could also subject us to penalties ranging from fines to bans on our ability to offer our services. In addition, compliance with foreign laws as compared to domestic laws may require us to change our business practices or restrict our service offerings relative to those in the U.S to an extent that may harm our financial results.

OUR BUSINESS DEVELOPMENT EFFORTS WILL BE HARMED IF WE LOSE CERTAIN KEY
EMPLOYEES.

        We are highly dependent on a limited number of key management, including Sean Lafleur and John Paulson, and technical personnel, including software programmers who are in limited supply in the current labor market. The loss of key personnel, or inability to hire and retain qualified personnel, could have an adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON PROPRIETARY TECHNOLOGY AND WE CANNOT ASSURE PROTECTION OF SUCH TECHNOLOGY.

        There can be no assurance that our proprietary technology will provide us with significant competitive advantages, that other companies will not develop substantially equivalent technology or that we will be able to protect our technologies. We could incur substantial costs in seeking enforcement of our patents or in defending ourselves against patent infringement claims by others. Further, there can be no assurance that we will be able to obtain or maintain patent protection in the markets in which we intend to offer products.

OUR INTERNATIONAL DEVELOPMENT PLANS ARE SUBJECT TO NUMEROUS RISKS.

        There can be no guarantee that our international expansion efforts will be successful or that we will be able to offset the cost of the resources allocated to such efforts. Moreover, we could be faced with the risks inherent in any international development, such as unpredictable changes in export restrictions, barriers and customs rates; currency risks; the difficulty of managing foreign operations; the differences in technological standards, payment terms and labor laws and practices among countries; collection problems; political instabilities; seasonal reductions in business; and unforeseen taxes. Such risk factors could harm our international operations and, therefore, our business, operating results and financial condition.

THE MARKET PRICE OF OUR STOCK MAY EXPERIENCE VOLATILITY.

        We cannot speculate as to the future market price of our common stock. Our common stock has experienced, and may continue to experience, substantial price volatility due to a number of factors, including fluctuations in operating results; changes in recommendations by stock market analysts regarding us or our competitors; developments in the industry; and general market conditions that may be unrelated to our performance.

THE MARKET PRICE FOR OUR STOCK MAY DECLINE AS A RESULT OF THIS OFFERING.

        There are currently approximately 18.5 million shares of our common stock outstanding. This offering includes up to approximately 4.35 million shares of our common stock, or approximately 24% of our current outstanding total. Because this offering will significantly increase the number of shares that are freely tradeable in the market, the price of our common stock may decline as a result of this offering. While the market price for shares of our common stock may be affected by a number of factors, you should carefully consider the effect that this offering may have on the market price. As with any investment in equity securities, there can be no assurance that you will be able to resell shares of our common stock at a price higher than you originally paid for such shares.

YOUR ABILITY TO RESELL SHARES OF OUR COMMON STOCK MAY BE IMPAIRED BY "PENNY STOCK" REGULATIONS.

        Federal regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"). Penny stocks are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities listed on Nasdaq which are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of
Section 15(b)(6) of the Exchange Act, which makes it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Securities and Exchange Commission if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation of any person previously sanctioned for misconduct. Therefore, if, during the time in which our common stock is quoted on the Nasdaq SmallCap Market, our common stock is priced below $5.00 per share (as it is as of the date hereof), trading of our common stock will be subject to the provisions of
Section 15(b)(6) of the Exchange Act. In such event, it may be more difficult for the broker-dealer to sell our common stock and purchasers of the shares offered hereby may have difficulty in selling their shares in the future in the secondary market.

        In the event that our common stock is delisted from the Nasdaq SmallCap Market, and we fail other relevant criteria, resulting in our common stock being considered penny stock, trading, if any, of our common stock would be subject to the full range of Penny Stock Rules. Accordingly, delisting from the Nasdaq SmallCap Market and the application of the comprehensive Penny Stock Rules may make it more difficult for broker-dealers to sell shares or our common stock and purchasers of the shares offered may have difficulty in selling their shares in the future in the secondary market.

                 PURCHASE RIGHTS OFFERED BY SELLING SHAREHOLDERS

        Certain selling shareholders offering securities pursuant to this prospectus are offering for sale up to 4,075,657 purchase rights granted to them by Net4Music pursuant to the terms of Put and Call Agreement previously entered into between the Company and such selling shareholders. Under the terms of the Put and Call Agreement, certain selling shareholders have the right to acquire shares of Net4Music in exchange for shares of Net4Music S.A. at the same exchange rate used in the October 2000 business combination of Net4Music and Net4Music S.A. Such selling shareholders' purchase rights expire in October 19, 2005. Upon the earlier to occur of October 19, 2005 or certain change of control transactions affecting Net4Music, Net4Music has the right to acquire such selling shareholders shares of Net4Music S.A. in exchange for the same number of shares of Net4Music that the selling shareholders would have received if they had exercised their purchase rights. Net4Music's purchase right is exercisable for a 60-day period subsequent to becoming exercisable.

        Set forth below are the names of the selling shareholders, the number of shares of Net4Music common stock beneficially owned by each of them on the date hereof, the number of purchase rights offered hereby and the percentage of common stock to be owned if all purchase rights registered hereunder are sold by the selling shareholders. All purchase rights offered by the selling shareholders are outstanding as of the date hereof.

        To our knowledge, none of the selling shareholders has had within the past three years any material relationship with us except as set forth on the footnotes to the following table. The purchase rights offered hereby shall be deemed to include rights offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.


----------------------------------- ------------------ ------------------- --------------------
                                        NUMBER OF          NUMBER OF
                                         SHARES              RIGHTS               % OWNED
                                      BENEFICIALLY          OFFERED                AFTER
       SELLING SHAREHOLDER                OWNED              HEREBY              OFFERING
----------------------------------- ------------------ ------------------- --------------------
Claude Poletti (1)                       1,040,832          1,040,832               --
----------------------------------- ------------------ ------------------- --------------------
Avenir Finance Partners (2)                357,084            357,084               --
----------------------------------- ------------------ ------------------- --------------------
InnovaFrance FCPI (2)                      702,000            702,000               --
----------------------------------- ------------------ ------------------- --------------------
InnovaFrance 99 FCPI (2)                   362,648            362,648               --
----------------------------------- ------------------ ------------------- --------------------
Jean Francois Carreras                       2,398              2,398               --
----------------------------------- ------------------ ------------------- --------------------
Patrick Dunaud                               2,398              2,398               --
----------------------------------- ------------------ ------------------- --------------------
Tatiana Sokolow                              2,398              2,398               --
----------------------------------- ------------------ ------------------- --------------------
Vincent Chove                                1,361              1,361               --
----------------------------------- ------------------ ------------------- --------------------
Pierre Michel                                1,361              1,361               --
----------------------------------- ------------------ ------------------- --------------------
Francois Lombard                             1,361              1,361               --
----------------------------------- ------------------ ------------------- --------------------
Aymard de Lasteyrie                          1,361              1,361               --
----------------------------------- ------------------ ------------------- --------------------
Francois Duliege (3)                       686,712            686,712               --
----------------------------------- ------------------ ------------------- --------------------
Benjamin Schwarz                            85,800             85,800               --
----------------------------------- ------------------ ------------------- --------------------
Aymeric Pichevin                            74,481             74,481               --
----------------------------------- ------------------ ------------------- --------------------
Phillippe de Silva                          58,881             58,881               --
----------------------------------- ------------------ ------------------- --------------------
Stephane Donikian                           58,881             58,881               --
----------------------------------- ------------------ ------------------- --------------------

----------------------------------- ------------------ ------------------- --------------------
                                        NUMBER OF          NUMBER OF
                                         SHARES              RIGHTS               % OWNED
                                      BENEFICIALLY          OFFERED                AFTER
       SELLING SHAREHOLDER                OWNED              HEREBY              OFFERING
----------------------------------- ------------------ ------------------- --------------------
----------------------------------- ------------------ ------------------- --------------------
Nicolas Heuze (4)                           58,500             58,500               --
----------------------------------- ------------------ ------------------- --------------------
David Raux                                  15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Gerald Rouvier                              15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Jacky Leleu                                 19,500             19,500               --
----------------------------------- ------------------ ------------------- --------------------
Laura Hoenigsberg                           15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Laurent Bauer                               15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Marc Rakotomalala                           15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Pierre Maret                                15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Renan Schonberg                             15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Francois Laustriat                          15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
JL Danjou                                   15,600             15,600               --
----------------------------------- ------------------ ------------------- --------------------
Baptiste Aboulian                            7,800              7,800               --
----------------------------------- ------------------ ------------------- --------------------
Gilles Coutin                                7,800              7,800               --
----------------------------------- ------------------ ------------------- --------------------
Marie Beauchaud                              7,800              7,800               --
----------------------------------- ------------------ ------------------- --------------------
Dino Tomba                                   7,800              7,800               --
----------------------------------- ------------------ ------------------- --------------------
Clement Coupeau                              3,900              3,900               --
----------------------------------- ------------------ ------------------- --------------------
Orange SA (5)                              163,800            163,800               --
----------------------------------- ------------------ ------------------- --------------------
JED Conseil (6)                             28,080             28,080               --
----------------------------------- ------------------ ------------------- --------------------
Pierre Jourdan                              18,720             18,720               --
----------------------------------- ------------------ ------------------- --------------------
Thibault Beuve                               7,800              7,800               --
----------------------------------- ------------------ ------------------- --------------------
Michel Girer                               187,200 (7)        163,800               *
----------------------------------- ------------------ ------------------- --------------------

----------

*       Less than 1%

(1) Mr. Poletti is the founder of Net4Music S.A., was Chairman of the Board of Net4Music Inc. from October 2000 to November 2000 and is currently a director of Net4Music.

(2) Such entities are affiliates of Patrick Revenu, a director of Net4Music. Investment power over securities beneficially owned by these selling shareholder are controlled by Mr. Revenu, an officer of such selling shareholders.

(3) Mr. Duliege is a director and Chairman of the Board of Net4Music and served as Chief Executive Officer from October 2000 to January 2001.

(4)     Mr. Heuze is Director of Finance for Net4Music Inc.

(5) Investment power over securities beneficially owned by this selling shareholder are controlled by Mr. Michel Girer, an officer of such selling shareholder.

(6) Investment power over securities beneficially owned by this selling shareholder are controlled by Mr. Jacques Espinasse, an officer of such selling shareholder.

(7)     Includes 23,400 shares that are currently outstanding.

                           SHARES OFFERED BY NET4MUSIC

        Net4Music is offering up to 4,075,657 shares of Net4Music common stock that may be offered and sold from time to time by Net4Music upon the exercise of outstanding purchase rights pursuant to the terms of the Put and Call Agreement (previously described).


                     SHARES OFFERED BY SELLING SHAREHOLDERS

        Certain selling shareholders are offering for sale up to 246,053 shares of Net4Music common stock. Set forth below are the names of the selling shareholders, the number of shares of Net4Music common stock beneficially owned by each of them on the date hereof, the number of shares offered hereby and the percentage of common stock to be owned if all shares registered hereunder are sold by the selling shareholders. The shares being offered hereby by selling shareholders are all outstanding as of the date of this prospectus.

        To our knowledge, none of the selling shareholders has had within the past three years any material relationship with us. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.


------------------------------------- ------------------ ----------------- --------------------
                                          NUMBER OF         NUMBER OF
                                           SHARES             SHARES             % OWNED
                                        BENEFICIALLY         OFFERED              AFTER
        SELLING SHAREHOLDER                 OWNED             HEREBY            OFFERING
------------------------------------- ------------------ ----------------- --------------------

------------------------------------- ------------------ ----------------- --------------------
Finance & Strategie (1)                       78,000             78,000             --
------------------------------------- ------------------ ----------------- --------------------
Florence Ribes                                21,803             21,803             --
------------------------------------- ------------------ ----------------- --------------------
Michel Girer                                 187,200(2)          23,400             --
------------------------------------- ------------------ ----------------- --------------------
Wynton Marsalis Enterprises, Inc. (3)          7,800              7,800             --
------------------------------------- ------------------ ----------------- --------------------
Boosey and Hawkes Music
   Publishers Limited (4)                     46,800             46,800             --
------------------------------------- ------------------ ----------------- --------------------
Laurent Girer                                 24,960 (5)         23,400             --
------------------------------------- ------------------ ----------------- --------------------
Reuben Jeffery                                44,850             44,850             --
------------------------------------- ------------------ ----------------- --------------------

----------

(1) Voting and investment power over shares beneficially owned by this selling shareholder are controlled by Mr. Denis Gerard, an officer of such company.

(2) Includes 163,800 shares that may be acquired upon exercise of purchase rights under the Put and Call Agreement.

(3) Voting and investment power over shares beneficially owned by this selling shareholder are controlled by Wynton Marsalis, an officer of such company.

(4) Voting and investment power over shares beneficially owned by this selling shareholder are controlled by John Minch, an officer of such company.

(5) The amount shown includes 1,300 shares which may be purchased upon exercise of a currently exercisable option and 260 shares which may be purchased upon the exercise of an option exercisable within 60 days of the date of this prospectus.


                                 USE OF PROCEEDS

        Assuming the exercise of all rights under the Put and Call Agreement, Net4Music will receive 5,225,205 shares of common stock of Net4Music S.A. Net4Music currently owns all other outstanding shares of Net4Music S.A. common stock. Net4Music will not receive any proceeds from the sale of the securities offered by the selling shareholders.


                              PLAN OF DISTRIBUTION

NET4MUSIC

        Under the terms of the purchase rights registered hereunder, certain selling shareholders have the right to acquire shares of Net4Music in exchange for shares of Net4Music S.A. currently owned by them. Such selling shareholders' purchase rights expire in October 19, 2005. Upon the earlier to occur of October 19, 2005 or certain change of control transactions affecting Net4Music, Net4Music has the right to acquire such selling shareholders shares of Net4Music S.A. in exchange for the same number of shares of Net4Music that the selling shareholders would have received if they had exercised their purchase rights. Net4Music's purchase right is exercisable for a 60-day period subsequent to becoming exercisable. Upon the exercise of a purchase right by a selling shareholder, and upon the delivery to Net4Music of shares of Net4Music S.A. shares in connection with such exercise, Net4Music will issue to such selling shareholder certificates representing the appropriate number of Net4Music shares.

SELLING SHAREHOLDERS

        The selling shareholders may sell the securities offered hereby on the Nasdaq Stock Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. When used in this prospectus, "selling shareholder" includes donees and pledgees selling shares received from the named selling shareholders after the date of this prospectus. We will pay all expenses associated with registering the selling shareholders' shares, including legal fees incurred by the selling shareholder. The selling shareholder will pay any brokerage commissions and similar expenses attributable to the sale of the shares. The securities may be sold in:

        - a block trade, where a broker or dealer will try to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        - transactions where a broker or dealer acts as principal and resells the securities for its account pursuant to this prospectus;

        - an exchange distribution in accordance with the rules of such exchange; and

        - ordinary brokerage transactions and transactions in which the broker solicits purchases.

        The securities may also be sold through short sales of shares, put or call option transactions, loans or pledges of the securities, hedging or similar transactions, or a combination of such methods.

The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders may, from time to time, authorize underwriters acting as their agent to offer and sell securities upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the securities, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

        All or any portion of the shares of securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        There is no assurance that Net4Music or the selling shareholders will offer for sale or sell any or all of the securities covered by this prospectus.


                   SECURITIES AND EXCHANGE COMMISSION POSITION
                ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Under Minnesota corporate law, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements, expenses and disbursements incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith, (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law. Our Articles of Incorporation and Bylaws do not limit our obligation to indemnify such persons.

        Our Articles of Incorporation limit the liability of our directors to the full extent permitted by the Minnesota Business Corporation Act. Specifically, directors will not be personally liable for monetary damages for breach of fiduciary duty as directors except liability for (i) any breach of the duty of loyalty to Net4Music or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws or (v) any transaction from which the director derives an improper personal benefit.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. McGladrey & Pullen, LLP, independent auditors, have audited the consolidated financial statements of Coda Music Technology, Inc. included in its Annual Report on Form 10-KSB for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on McGladrey & Pullen, LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-18809) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        1.      Current Report on Form 8-K filed August 21, 2001.

        2. Quarterly Report on Form 10-QSB for the six-month period ended June 30, 2001;

        3. Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000;

        4. Net4Music S.A.'s* annual reports for the fiscal years ended December 31, 1999 and 1998, respectively, contained in Form S-4/A filed September 19, 2000;

        5. Coda Music Technology, Inc.'s* annual reports for the fiscal years ended December 31, 1999 and December 31, 1998 contained in Form S-4/A filed September 19, 2000;

        6. Unaudited pro forma statements of operations for the six-month period ended June 30, 2000 and the year ended December 31, 1999 contained in Form S-4/A filed September 19, 2000 giving effect to Net4Music S.A.'s* reverse acquisition of Coda Music Technology, Inc.;

        7. Unaudited pro forma balance sheet as of June 30, 2000 contained in Form S-4/A filed September 19, 2000 giving effect to Net4Music S.A.'s* reverse acquisition of Coda Music Technology, Inc.; and

        8.      Current Report on Form 8-K filed March 14, 2001.

        9. The description of Net4Music common stock which is contained in Registration Statement on Form SB-2 (Commission File No. 33-92212C) filed under the Securities Act of 1933, as amended, including any amendment or report filed for the purpose of updating such description.

        * Under Generally Accepted Accounting Principles ("GAAP") in the United States, Net4Music Inc.'s (f/k/a Coda Music Technology, Inc.) acquisition of Net4Music S.A., completed on October 19, 2000, was deemed to be a reverse acquisition of Net4Music Inc. by Net4Music S.A for financial reporting purposes. As a result, Net4Music S.A.'s financial statements became the financial statements of Net4Music Inc. effective as of the date of consummation of the reverse acquisition (i.e., October 19, 2000). According to GAAP, upon an acquisition, the acquired company's (i.e., Net4Music Inc.'s) results of operations are not included in the acquirer's (i.e., Net4Music S.A.'s) results of operations prior to the date of acquisition.

        You may request a copy of the above filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

               Barbara S. Remley
               Chief Financial Officer
               Net4Music Inc.
               6210 Bury Drive
               Eden Prairie, Minnesota
               (952) 937-9611

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.